
YUKON TERRITORY
WATSON LAKE
ATLIN
CASSIAR
FORT NELSON
JUNEAU
DEASE LAKE
BRITISH
FORT St JOHN
STEWART
DAWSON CREEK
PROPERTY LOCATION
PRINCE RUPERT
TERRACE
SMITHERS
KITIMAT
Queen Charlotte Islands
PRINCE GEORGE
ALBERTA
COLUMBIA
WILLIAMS LAKE
Fraser River
REVELSTOKE
ASHCROFT
KAMLOOPS
KELOWNA
PENTICTON
PRINCETON
HOPE
TRAIL
Vancouver Island
COURTENAY
VANCOUVER
VICTORIA
UNITED STATES
IMPACT EXPLORATIONS INC.
MET 1 CLAIM (704759)
LOCATION MAP
N.T.S. 92I - IO
MOUNT DURAND AREA, B.C.
0 150 300 450 KM.
SCALE 1 7,500,000
DATE: JAN. 2010
DRAWN BY: J.M.
FIGURE: 1
N


Kamloops Lake
Savona
Leighton
Duffy Lake
551060
640423
598673
598672
598698
537387
355486
648663
704759
MET 1 CLAIM
921.076
921.077
921.066
416095
N
IMPACT EXPLORATIONS INC.
MET 1 CLAIM (704759)
CLAIM MAP
N.T.S. 921-10
MOUNT DURAND AREA, B.C.
0
2
4
6 KM.
SCALE 1-100,000
DATE: JAN. 2010
DRAWN BY: J.M.
FIGURE: 2

CHONG



120°30'
50°30'
Kamloops Lake
Thompson River
Durand Creek
MET 1 CLAIM
Cherry Creek
Kamloops
Tunkwa Lake
Guichon Creek
Meadow Creek
Le Jeune Lake
Stump Lake
After Map 7217G Ashcroft, B.C., 1972
Dept of Energy, Mines & Resources.
N
IMPACT EXPLORATIONS INC.
MET 1 CLAIM (704759)
REGIONAL GEOLOGY
N.T.S. 92I-10
MOUNT DURAND AREA, B.C.
0 5 10 15 KM.
SCALE : 1:250,000
DATE : JAN. 2010
DRAWN BY : J.M.
FIGURE : 3a

LEGEND

CENOZOIC

TERTIARY

MIOCENE OR EARLIER

KAMLOOPS GROUP

11 12 — 11. *Rhyolite, andesite, and basalt; associated tuffs, breccias and agglomerates. May include some younger basalts*
12. *TRANQUILLE BEDS: conglomerate, sandstone, shale, tuff; thin coal seams*

10 — *COLDWATER BEDS: conglomerate, sandstone, shale, and coal;*
10a. *similar to 10, but may include younger beds*

MESOZOIC OR CENOZOIC

CRETACEOUS OR TERTIARY

8 — *Andesite, basalt; picrite, agglomerate, breccia, and tuff; minor conglomerate and sandstone*

MESOZOIC

JURASSIC AND(?) LATER

4 — *COAST INTRUSIONS: granite, granodiorite, gabbro;* 4a, *Iron Mask batholith; syenite, monzonite, diorite, gabbro;* 4b, *pyroxenite and peridotite. Probably not all of the same age, and may be in part post-Lower Cretaceous*

TRIASSIC

UPPER TRIASSIC

NICOLA GROUP

3 — *Greenstone; andesite, basalt; agglomerate, breccia, tuff; minor argillite, limestone, and conglomerate*

PALÆOZOIC

CARBONIFEROUS AND PERMIAN

CACHE CREEK GROUP (?)

2 — *Greenstone, generally slightly sheared. May include some Triassic rocks* (3)

1 1A — *Argillite, quartzite, hornstone, limestone, sheared conglomerate, breccia, greenstone, and serpentine;* 1A. *limestone*



IMPACT EXPLORATIONS INC.	
MET 1 CLAIM (704759)	
LEGEND FOR FIG. 3a	
N.T.S. 92I-10	MOUNT DURAND AREA, B.C.
SCALE: –	DATE: JAN.2010
DRAWN BY: J.M.	FIGURE: 3b

CHONG